UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 16, 2022

(Date of Report)

Mystic Holdings, Inc.

(Exact name of issuer as specified in its charter)

Nevada	81-3431472
(State or other jurisdiction of organization)	(I.R.S. Employer Identification Number)

4145 Wagon Trail Avenue, Las Vegas, Nevada 89118

(Address of principal executive office)

(702)-960-7778

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 9. Other Events

Mystic Holdings, Inc. (the “Company”) has provided the following notice to its stockholders regarding its 2022 Annual Meeting of Shareholders:

MYSTIC HOLDINGS, INC.

4145 Wagon Trail Avenue

Las Vegas, Nevada 89118

(702) 960-7778

December 13, 20221

To the Shareholders of Mystic Holdings, Inc.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the “Meeting”) of Mystic Holdings, Inc. (the “Company”) will be held at the offices of the Company, located at 4145 Wagon Trail Avenue, Las Vegas, Nevada 89118, on Thursday, December 29, 2012 at 3:00 p.m. local time, and at any and all adjournment thereof for the purpose of:

1.	To elect the two (2) Class 1 Directors – Lorenzo Barracco and Michael Cristalli who will each serve until the 2025 Annual Meeting Shareholders of the Corporation.

2.	The ratification of the appointment of KKM CPA Associates PLLC, Garden City, New York as our independent public accounting firm for the fiscal year ended December 31, 2022.
3.	To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The close of business on December 1, 2022 has been fixed as the record date for the determination of Shareholders entitled to notice of and to vote at the Meeting or any adjournment thereof. Whether or not you plan to attend the Meeting, you may vote by completing, signing, and returning a proxy at the address above that satisfies the provisions of Nevada Revised Statute Section 78.355. Your proxy may be revoked at any time prior to the time it is voted.

By Order of the Board of Directors

/s/ Lorenzo Barracco
Lorenzo Barracco, Chairman of the Board

1 The Company has been advised that certain of the its officers and directors have indicated that they intend to deliver a proxy in advance of this Annual Meeting voting “FOR” the Class I Directors and in favor of Proposals 2 and 3. The collective ownership and associated voting rights (including their Series A Preferred Stock ownership) for these officers and directors will exceed 50% of the issued and outstanding shares thereby causing each Proposal to be approved.

Exhibit Index

Exhibit	Description

99.1	Letter to Stockholders, dated December 14, 2022

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on December 16, 2022.

MYSTIC HOLDINGS, INC.

By:	/s/ Lorenzo Barracco
Lorenzo Barracco
Chairman and Chief Executive Officer

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